Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

The following message from Michael Quiello, United’s Vice President, Corporate Safety, Security, Quality & Environment, was distributed to employees on September 1, 2010.

United and Continental Set Path for Single FAA Operating Certificate

Dear colleague,

I’m pleased to announce that United and Continental have agreed on a path to obtain a single operating certificate (SOC) from the Federal Aviation Administration (FAA) for the new airline.  A joint team from both airlines has been meeting with the FAA on a regular basis since the announcement of our plans to merge and is developing a structured process in cooperation with the FAA to merge the United and Continental operations under a single operating certificate.  This is a long-term process that will follow a series of steps in a transition plan that we will submit to the FAA later this month. SOC marks the third and final stage in our merger integration process, following Closing Day and Customer Day One.

Today, United and Continental each have an air carrier operating certificate and a repair station certificate.  In addition, Continental’s subsidiary Continental Micronesia has an air carrier operating certificate.

We have decided that the merged airline will retain the legacy Continental operating certificate and the legacy United repair station certificate.  This was a technical decision based on a variety of factors.  In addition, the Continental Micronesia operation will be combined with Continental’s in advance of the integration between the Continental and United operations. This will allow us to avoid delaying the larger, more complicated integration of the United and Continental operations and will simplify some of the later integration steps between the two carriers.

Both the United and Continental certificates contain unique advantages that will be preserved following integration. Ultimately, the Continental operating certificate was selected because of its enhanced technology authorizations and close conformity to standard FAA language, as well as other regulatory and commercial considerations. On the maintenance side, United’s repair station certificate enables increased maintenance capabilities, enhanced repair station authorizations and greater maintenance volume.

The decisions about the operating and repair certificates do not affect which operational processes and IT systems are selected.  They also do not impact the location of FAA Certificate Management Offices or the FAA personnel assigned to the joint carrier.  Currently, the FAA teams assigned to Continental and United are concentrated in Denver, San Francisco and Houston.  While the FAA could make some changes to accommodate Chicago and other locations, decisions on how best to locate and resource FAA staff will be made independently by the FAA.  We anticipate the combined company will continue to work primarily with the same team of inspectors who will oversee many of the merger and integration activities.

There will be no impact to organization structure, personnel decisions or compensation and benefit packages as a result of today’s decisions. In terms of discussions with our represented employees or the merging of seniority lists, the integration of the two airlines is subject to National Mediation Board (NMB) rules and the Railway Labor Act, in a process that is separate from our work toward a single operating certificate.

The transition plan we will submit to the FAA this month, if approved, will allow us to begin to harmonize thousands of technical and operations programs currently in effect at both airlines. As we mentioned in NewsReal previously, it will lay out the integration process within a logical and detailed framework, as well as ensure that both strategic and tactical steps happen in the correct order and that operations are harmonized in the safest possible manner.

The scope of the single operating certificate will include the new airline’s specific authorizations, limitations, standards and procedures necessary to ensure safety and regulatory compliance for flight and ground operations. When the programs are harmonized, employees who are affected by a particular program will be trained to ensure they understand how it will function at the combined airline.  Finally, implementation of changes will occur in the operation -- with our aircraft, in hangars, in terminal operations, etc.  This process is expected to take more than a year.  Certain processes and procedures may remain separate or parallel and partitioned for some time even after SOC, pending final integration.  These parallel processes are carefully analyzed and agreed upon by the FAA.

One of our main goals in the anticipated merger is to create a seamless network that safely delivers global travel opportunities on one airline.  The decisions announced today bring us another step closer to achieving that.

Sincerely,

Michael Quiello,
VP-Corporate Safety, Security, Quality & Environment

For More Information

We will continue to update Let’s Fly Together on SkyNet.  Please check frequently for updates.

Important Information For Investors And Stockholders

In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction.  These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.